UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 12b-25

Commission File No.: 000-52071

NOTIFICATION OF LATE FILING

Check One:	☐ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-QSB
	☐ Form N-SAR	☐ Form N-CSR

For the period ended: September 30, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the transition period ended:___________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________________________________________________

_________________________________________________________________________________

PART I

REGISTRANT INFORMATION

CLEAR CHOICE FINANCIAL, INC.

_________________________________________________________________________________

Full Name of Registrant

_________________________________________________________________________________

Former Name if Applicable

3231 S. Country Club Way, Suite 102

_________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Tempe, Arizona 85282

_________________________________________________________________________________

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to complete its quarterly report to include all required disclosures. The delays associated with filing with Registrant’s Form 10-KSB, as previously disclosed in the Registrant’s Notification of Late Filing, filed September 28, 2006, have caused a subsequent delay in the filing of the Registrant’s Form 10-QSB. As a result, the Registrant is unable to file its Form 10-QSB on the prescribed due date without unreasonable effort or expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
Darren Dierich	(480)	820-9766
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

__________________________________________________________________________________

CLEAR CHOICE FINANCIAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2003	By:	/s/ Darren Dierich
Darren Dierich, Chief Financial Officer of Clear Choice Financial, Inc.